Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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November 7, 2012
VIA EDGAR
David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:          Frontline Ltd.
Form 20-F for the year ended December 31, 2011
Filed April 27, 2012
File No. 001-16601

Dear Mr. Humphrey:

On behalf of Frontline Ltd. (the "Company"), we submit this response to your letter dated October 24, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided a comment relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011. For your convenience, our response is prefaced by the exact text of the Staff's comment in bold text.

Item 5A. Operating Results, page 41

Vessel Impairment, page 45

1.
We note from your response to our previous comment 2 that use of the 3-year and 5-year trailing rates would not have impacted the conclusion of your impairment analysis, but the use of the 1-year trailing rate would have led to an impairment charge. In order to demonstrate how your impairment analysis would be impacted by changes in the rate assumption, please revise your discussion of impairment testing to include disclosure of the rate(s) used in your latest impairment test, the break even rate(s), and the actual rate(s) as of the end of the most recent fiscal year, by vessel class. Further, please disclose the impact that use of the 1-year, 3-year and 5-year trailing rates would have had on your impairment analysis, by vessel class. As this disclosure may become lengthy in narrative form, please consider the use of bullet points and/or charts for clarity. For example, you could present a chart, by vessel class, showing the relationship between charter rates ("X") and vessel valuations ("Y"), identifying the 20-year rate and the requested rates on the resulting trend line, and showing the carrying value of the vessels as of the latest balance sheet date on the "Y" axis. This would provide clear visual presentation of the sensitivity of the impairment analysis to changes in rate assumptions.

The Company confirms that it will revise its discussion of impairment testing in future filings to include disclosure of the rate(s) used in its latest impairment test, the break even rate(s), and the actual rate(s) as of the end of the most recent fiscal year, by vessel class. Further, the Company will disclose the impact that use of the 1-year, 3-year and 5-year trailing rates would have had on its impairment analysis, by vessel class.

The Company has prepared revised disclosure attached as Appendix I, which reflects the Staff's suggested presentation and which the Company believes presents clearly the requested information. The disclosure in Appendix I relates to the historical information contained in the Company's annual report on Form 20-F for the year ended December 31, 2011, and the Company advises the Staff that it intends to include this type of disclosure in its future annual reports on Form 20-F.
____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours,
SEWARD & KISSEL, LLP

By: /s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Inger M. Klemp
Chief Financial Officer
Frontline Ltd.

Appendix I

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and dry bulk cargoes, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

The following table summarizes the actual rates used by the Company in its impairment testing at December 31, 2011, together with break even rates and the actual rates, for its VLCCs and Suezmax tankers;

	Rates Used (1)		Break Even Rate (2)	Actual Rate (3)
	First 5 years	Thereafter
	($ per day)	($ per day)	($ per day)	($ per day)
VLCC	29,000	38,300	22,200	19,100
Suezmax	25,000	31,700	17,500	13,900

(1)	The Company uses trading exchange forecast rates, which are only available for a five year period, and a 20-year historical average rate thereafter.
(2)	The break even rate is the average of the rates that provide an undiscounted total cash flow equal to the carrying value of the vessel.
(3)	The actual rate is the average rate achieved by the Company's vessels in the fourth quarter of 2011.

The results of the Company's 2011 impairment testing on its VLCCs and Suezmax tankers would not have been impacted if the Company had used trailing 5-year historical average rates as these rates are higher than the 20-year historical average rates. While the trailing 3-year historical average rates are lower than the 20-year historical average rates, the impairment testing would not have been impacted as the cash flow forecasts would still result in each vessel's carrying cost being recovered. If, however, trailing 1-year historical average rates had been used in the cash flow forecasts then the carrying values of 11 of the Company's its VLCCs and Suezmax tankers (owned and held under capital lease) would not have been recovered. This would have resulted in an impairment loss in the quarter ended December 31, 2011 of approximately $261 million.

The Company also performed an impairment review of its five OBO carriers at December 31, 2011. Three of those vessels were on fixed time charters at December 31, 2011 and two of the carrying values were recovered from the fixed time charters. The time charter on the third vessel will end in July 2013, after which the 20-year historical average rate of $29,200 per day was used for the remainder of that vessel's life of approximately 2.5 years. The 20-year historical average rate of $29,200 per day was also used for the two remaining OBO carriers for approximately three years to the end of their estimated useful lives. The Company does not believe that reliable trading exchange forecast rates are available for these vessels due to the relatively small number of such OBO carriers trading in the market. The Company's OBO vessels earned an average rate of $41,600 per day in the fourth quarter of 2011.

During the third quarter of 2011, the Company identified five double hull Suezmax tankers built between 1992 and 1996 where it believed that future cash flows for each vessel were less than their carrying value and therefore not fully recoverable. The impairment loss recorded is equal to the difference between the asset's carrying value and estimated fair value. Four of these vessels were disposed of during the fourth quarter of 2011 and one during 2012.